UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF JULY 2011
METHANEX CORPORATION
(Registrant’s name)
SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☐           Form 40-F ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐           No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82                    .

NEWS RELEASE

Methanex Corporation
1800 — 200 Burrard St.
Vancouver, BC Canada V6C 3M1
Investor Relations: (604) 661-2600
http://www.methanex.com

For immediate release
METHANEX REPORTS SECOND QUARTER RESULTS; EGYPT AND MEDICINE HAT PLANTS DRIVING HIGHER PRODUCTION
JULY 27, 2011
For the second quarter of 2011, Methanex reported Adjusted EBITDA1 of $103.7 million and net income attributable to Methanex shareholders of $40.5 million ($0.43 per share on a diluted basis). This compares with Adjusted EBITDA1 of $77.9 million and net income attributable to Methanex shareholders of $34.6 million ($0.37 per share on a diluted basis) for the first quarter of 2011.
Bruce Aitken, President and CEO of Methanex commented, “The Egypt and Medicine Hat plants have run very well since their start-up with the second quarter being our highest quarter of production since 2007. This led to higher earnings in the second quarter and these plants provide further upside for the remainder of 2011 when the full impact of their production will be reflected in our earnings.”
Mr. Aitken added, “The methanol pricing environment has stayed firm supported by healthy global demand and the outlook is excellent with methanol demand growth expected to be strong and limited new capacity added to the industry over the next few years.”
Mr. Aitken concluded, “We have a strong balance sheet with US$246 million of cash on hand and an undrawn credit facility, and we believe we are well positioned to continue to invest to grow the Company. With the recent additions of Egypt and Medicine Hat over the past quarter we are well positioned to increase our earnings and cash flows and continue to deliver on our commitment to return excess cash to shareholders.”
A conference call is scheduled for July 28, 2011 at 12:00 noon ET (9:00 am PT) to review these second quarter results. To access the call, dial the Conferencing operator ten minutes prior to the start of the call at (416) 340-8018, or toll free at (866) 223-7781. A playback version of the conference call will be available for three weeks at (905) 694-9451, or toll free at (800) 408-3053. The passcode for the playback version is 3412372. There will be a simultaneous audio-only webcast of the conference call, which can be accessed from our website at www.methanex.com. The webcast will be available on our website for three weeks following the call.
Methanex is a Vancouver-based, publicly traded company and is the world’s largest supplier of methanol to major international markets. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX”, on the NASDAQ Global Market in the United States under the trading symbol “MEOH”, and on the foreign securities market of the Santiago Stock Exchange in Chile under the trading symbol “Methanex”. Methanex can be visited online at www.methanex.com.
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FORWARD-LOOKING INFORMATION WARNING
This Second Quarter 2011 press release contains forward-looking statements with respect to us and the chemical industry. Refer to Forward-Looking Information Warning in the attached Second Quarter 2011 Management’s Discussion and Analysis for more information.

[1]
Adjusted EBITDA is a non-IFRS measure which does not have any standardized meaning prescribed by IFRS. Adjusted EBITDA represents the amount that is attributable to Methanex shareholders and is calculated by deducting the amount of Adjusted EBITDA associated with the 40% non-controlling interest in the methanol facility in Egypt. Refer to Additional Information — Supplemental Non-IFRS Measures for a reconciliation to the most comparable IFRS measure.

-end-
For further information, contact:
Jason Chesko
Director, Investor Relations
Tel: 604.661.2600

2 Interim Report For the
Three Months Ended
June 30, 2011

At July 27, 2011 the Company had 93,196,770 common shares issued and outstanding and stock options exercisable for 3,506,051 additional common shares.
Share Information

Methanex Corporation’s common shares are listed for trading on the Toronto Stock Exchange under the symbol MX, on the Nasdaq Global Market under the symbol MEOH and on the foreign securities market of the Santiago Stock Exchange in Chile under the trading symbol Methanex.

Transfer Agents & Registrars

CIBC Mellon Trust Company
320 Bay Street
Toronto, Ontario, Canada M5H 4A6
Toll free in North America: 1-800-387-0825	Investor Information

All financial reports, news releases and corporate information can be accessed on our website at www.methanex.com.

Contact Information

Methanex Investor Relations
1800 — 200 Burrard Street
Vancouver, BC Canada V6C 3M1
E-mail: invest@methanex.com
Methanex Toll-Free:
1-800-661-8851
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS
Except where otherwise noted, all currency amounts are stated in United States dollars.
This Second Quarter 2011 Management’s Discussion and Analysis (“MD&A”) dated July 27, 2011 for Methanex Corporation (“the Company”) should be read in conjunction with the Company’s condensed consolidated interim financial statements for the periods ended June 30, 2011 and March 31, 2011, which are prepared in accordance with International Accounting Standards (IAS) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB), as well as the 2010 Annual Consolidated Financial Statements and the MD&A included in the Methanex 2010 Annual Report, which were prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). The Methanex 2010 Annual Report and additional information relating to Methanex is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. For a discussion of the Company’s adoption of International Financial Reporting Standards (IFRS), refer to page 10 of this MD&A.

	Three Months Ended			Six Months Ended
	Jun 30	Mar 31	Jun 30	Jun 30	June 30
($ millions, except where noted)	2011	2011	2010[6]	2011	2010[6]
Production (thousands of tonnes) (attributable to Methanex shareholders)	1,050	801	765	1,851	1,732

Sales volumes (thousands of tonnes):
Produced methanol (attributable to Methanex shareholders)	970	848	900	1,818	1,824
Purchased methanol	664	835	678	1,499	1,282
Commission sales [1]	231	172	107	403	257

Total sales volumes	1,865	1,855	1,685	3,720	3,363
Methanex average non-discounted posted price ($ per tonne) [2]	421	436	330	428	341
Average realized price ($ per tonne) [3]	363	367	284	365	294
Adjusted EBITDA (attributable to Methanex shareholders) [4]	103.7	77.9	61.9	181.6	143.2
Cash flows from operating activities	77.6	124.5	39.4	202.2	108.5
Adjusted cash flows from operating activities (attributable to Methanex shareholders) [5]	86.5	80.4	53.0	166.9	144.6
Net income attributable to Methanex shareholders	40.5	34.6	14.8	75.1	41.8
Basic net income per common share attributable to Methanex shareholders	0.44	0.37	0.16	0.81	0.45
Diluted net income per common share attributable to Methanex shareholders	0.43	0.37	0.15	0.80	0.43
Common share information (millions of shares):
Weighted average number of common shares	93.0	92.7	92.2	92.7	92.2
Diluted weighted average number of common shares	94.6	94.3	93.3	94.3	93.4
Number of common shares outstanding, end of period	93.2	92.7	92.2	93.2	92.2

[1]	Commission sales represent volumes marketed on a commission basis related to the 36.9% of the Atlas methanol facility and 40% of the Egypt methanol facility that we do not own.

[2]
Methanex average non-discounted posted price represents the average of our non-discounted posted prices in North America, Europe and Asia Pacific weighted by sales volume. Current and historical pricing information is available at www.methanex.com.

[3]
Average realized price is calculated as revenue, excluding commissions earned and the Egypt non-controlling interest share of revenue, divided by the total sales volumes of produced and purchased methanol.

[4]
Adjusted EBITDA is a non-IFRS measure which does not have any standardized meaning prescribed by IFRS. Adjusted EBITDA represents the amount that is attributable to Methanex shareholders and is calculated by deducting the amount of Adjusted EBITDA associated with the 40% non-controlling interest in the methanol facility in Egypt. Refer to Additional Information — Supplemental Non-IFRS Measures for a reconciliation to the most comparable IFRS measure.

[5]
Adjusted cash flows from operating activities is a non-IFRS measure which does not have any standardized meaning prescribed by IFRS. Adjusted cash flows from operating activities is calculated by deducting changes in non-cash working capital and the amount of cash flows from operating activities associated with the 40% non-controlling interest in the methanol facility in Egypt. Refer to Additional Information — Supplemental Non-IFRS Measures for a reconciliation to the most comparable IFRS measure.

[6]	These amounts have been restated in accordance with IFRS and have not been previously disclosed.

METHANEX CORPORATION 2011 SECOND QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 1

PRODUCTION SUMMARY

	Q2 2011		Q1 2011	Q2 2010	YTD Q2 2011	YTD Q2 2010
(thousands of tonnes)	Capacity[1]	Production	Production	Production	Production	Production
Chile I, II, III and IV	950	142	183	229	325	533
Atlas (Trinidad) (63.1% interest)	288	263	263	96	526	334
Titan (Trinidad)	225	186	121	224	307	441
New Zealand [2]	213	207	203	216	410	424
Egypt (60% interest)	190	178	31	—	209	—
Medicine Hat	118	74	—	—	74	—

	1,984	1,050	801	765	1,851	1,732

[1]
The production capacity of our production facilities may be higher than original nameplate capacity as, over time, these figures have been adjusted to reflect ongoing operating efficiencies at these facilities.

[2]
The production capacity of New Zealand represents only our 0.85 million tonne per year Motunui facility that we restarted in late 2008. Practical operating capacity will depend partially on the composition of natural gas feedstock and may differ from the stated capacity above. We also have additional potential production capacity that is currently idled in New Zealand (refer to the New Zealand section on page 3 for more information).

Chile
During the second quarter of 2011, we produced 142,000 tonnes in Chile operating one plant at approximately 50% capacity. We continue to operate our methanol facilities in Chile significantly below site capacity. This is primarily due to curtailments of natural gas supply from Argentina — refer to the Management’s Discussion and Analysis included in our 2010 Annual Report for more information.
Lower production at our Chile facilities during the second quarter of 2011 compared with the first quarter of 2011 was primarily due to lower natural gas deliveries from ENAP due to the need for ENAP to satisfy incremental demand for natural gas for residential purposes during the winter season in southern Chile. As we continue through the southern hemisphere winter months when residential energy demand is at its peak, there is pressure on short-term natural gas supply/demand fundamentals and increased risk that gas supply could fall below the level necessary to maintain the operation of one plant. Lower methanol production for the first six months of 2011 compared with the same period in 2010 is due primarily to lower gas production from ENAP.
Our goal is to progressively increase production at our Chile site with natural gas from suppliers in Chile. We are pursuing investment opportunities with ENAP, GeoPark Chile Limited (GeoPark) and others to help accelerate natural gas exploration and development in southern Chile. We are working with ENAP to develop natural gas in the Dorado Riquelme block. Under the arrangement, we fund a 50% participation in the block and, as at June 30, 2011, we had contributed approximately $105 million. Over the past few years, we have also provided GeoPark with $57 million (of which approximately $40 million had been repaid at June 30, 2011) to support and accelerate GeoPark’s natural gas exploration and development activities. GeoPark has agreed to supply us with all natural gas sourced from the Fell block under a ten-year exclusive supply arrangement that commenced in 2008. During the second quarter of 2011 approximately 85% of total production at our Chilean facilities was produced with natural gas supplied from the Fell and Dorado Riquelme blocks.
Other investment activities are also supporting the acceleration of natural gas exploration and development in areas of southern Chile. In late 2007, the government of Chile completed an international bidding round to assign oil and natural gas exploration areas that lie close to our production facilities and announced the participation of several international oil and gas companies. For two of the exploration blocks, we are participating in a consortium with other international oil and gas companies with GeoPark as the operator. We have approximately 15% participation in the consortium and at June 30, 2011, we had contributed $3 million for our share of the exploration costs.
While significant investments have been made in the last few years for natural gas exploration and development in southern Chile, the timelines for a significant increase in gas deliveries to our plants are much longer than we originally anticipated and the short-term outlook for gas supply in Chile continues to be challenging. As a result, we are examining the viability of utilizing coal gasification as a feedstock and relocation of capacity to an alternative location.

METHANEX CORPORATION 2011 SECOND QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 2

The future operating rate of our Chile site is primarily dependent on demand for natural gas for residential purposes, which is higher in the southern hemisphere winter, production rates from existing natural gas fields, and the level of natural gas deliveries from future exploration and development activities in southern Chile. We cannot provide assurance regarding the production rates from existing natural gas fields or that we, ENAP, GeoPark or others will be successful in the exploration and development of natural gas or that we will obtain any additional natural gas from suppliers in Chile on commercially acceptable terms. As a result, we cannot provide assurance that we will be able to maintain the operation of one plant or increase capacity utilization of our Chile assets and that either of these will not have an adverse impact on our results of operations and financial condition.
Trinidad
Our equity ownership of methanol facilities in Trinidad represents over 2.0 million tonnes of cost-competitive annual capacity. During the second quarter of 2011 we produced 449,000 tonnes compared with 384,000 tonnes during the first quarter of 2011. Production at these facilities was higher by 65,000 tonnes during the second quarter of 2011 compared with the first quarter of 2011 due to unplanned maintenance activities at the Titan facility during the first quarter of 2011. Our Atlas facility experienced an unplanned shutdown in late July 2011 and we are currently assessing the timing of a major turnaround we had previously scheduled at this facility during the third quarter of 2011.
New Zealand
Our New Zealand facilities provide cost-competitive capacity and are underpinned by shorter term natural gas supply contracts. During the second quarter of 2011, we produced 207,000 tonnes compared with 203,000 tonnes during the first quarter of 2011. We are currently operating one 850,000 tonne per year plant at our Motunui facility in New Zealand and we have natural gas contracts with a number of gas suppliers that will allow us to continue to operate this plant through 2012. We also have an additional 1.38 million tonnes per year of idled capacity in New Zealand, including a second 850,000 tonne per year Motunui plant and a 530,000 tonne per year plant at our nearby site in Waitara Valley. These facilities provide the potential to increase production in New Zealand depending on the methanol supply and demand dynamics and the availability of economically priced natural gas feedstock. We believe there has been continued improvement in the natural gas supply outlook in New Zealand and we are focused on accessing additional natural gas supply to increase production in New Zealand. We are continuing to pursue opportunities to obtain economically priced natural gas with suppliers in New Zealand to underpin a restart of a second plant.
Egypt
The new 1.26 million tonne per year methanol plant in Egypt commenced commercial operations in mid-March and has been operating well since that time. During the second quarter of 2011, the Egypt methanol facility produced 178,000 tonnes (60% interest). We have a 60% interest in the facility and have marketing rights for 100% of the production. This facility is ideally situated on the Mediteranean Sea to supply the European market and is underpinned by a 25-year take-or-pay natural gas purchase agreement where the gas price varies with methanol prices.
Medicine Hat
In late April 2011, we commenced production at our 470,000 tonne per year facility in Medicine Hat, Alberta and the facility produced 74,000 tonnes for the second quarter of 2011. We have a program in place to purchase natural gas on the Alberta gas market and to date we have contracted sufficient volumes of natural gas to meet approximately 80% of our requirements when operating at capacity for the period from start-up to October 2012 with the remainder of natural gas purchased on the spot market. We believe that the long term natural gas dynamics in North America will support the long term operation of this facility.

METHANEX CORPORATION 2011 SECOND QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 3

EARNINGS ANALYSIS
Our operations consist of a single operating segment — the production and sale of methanol. In addition to the methanol that we produce at our facilities, we also purchase and re-sell methanol produced by others and we sell methanol on a commission basis. We analyze the results of all methanol sales together, excluding commission sales volumes. The key drivers of change in our Adjusted EBITDA for methanol sales are average realized price, sales volume and cash costs.
We own 60% of the 1.26 million tonne per year Egypt methanol facility and we account for this investment using consolidation accounting, which results in 100% of the revenues and expenses being included in our financial statements with the other investors’ interest in the methanol facility being presented as “non-controlling interests.” For purposes of reviewing our operations, we analyze Adjusted EBITDA in the discussion below excluding the amounts associated with the other investors’ 40% non-controlling interest.
For a further discussion of the definitions and calculations used in our Adjusted EBITDA analysis, refer to How We Analyze Our Business. Also, refer to the Supplemental Non-IFRS Measures section on page 11 for a reconciliation of Adjusted EBITDA to the most comparable IFRS measure.
For the second quarter of 2011, we recorded Adjusted EBITDA of $103.7 million and net income attributable to Methanex Corporation shareholders of $40.5 million ($0.43 per share on a diluted basis). This compares with Adjusted EBITDA of $77.9 million and net income attributable to Methanex Corporation shareholders of $34.6 million ($0.37 per share on a diluted basis) and Adjusted EBITDA of $61.9 million and net income attributable to Methanex Corporation shareholders of $14.8 million ($0.15 per share on a diluted basis) for the first quarter of 2011 and second quarter of 2010, respectively.
For the six months ended June 30, 2011, we recorded Adjusted EBITDA of $181.6 million and net income attributable to Methanex Corporation shareholders of $75.1 million ($0.80 per share on a diluted basis). This compares with Adjusted EBITDA of $143.2 million and net income attributable to Methanex Corporation shareholders of $41.8 million ($0.43 per share on a diluted basis) during the same period in 2010.
Adjusted EBITDA (attributable to Methanex shareholders)
The changes in Adjusted EBITDA resulted from changes in the following:

	Q2 2011	Q2 2011	YTD Q2 2011
	compared with	compared with	compared with
($ millions)	Q1 2011	Q2 2010	YTD Q2 2010
Average realized price	$(5)	$131	$238
Sales volume	(4)	3	15
Total cash costs	35	(92)	(215)

	$26	$42	$38

Average realized price

	Three Months Ended			Six Months Ended
	Jun 30	Mar 31	Jun 30	Jun 30	Jun 30
($ per tonne, except where noted)	2011	2011	2010	2011	2010
Methanex average non-discounted posted price [1]	421	436	330	428	341
Methanex average realized price	363	367	284	365	294
Average discount	14%	16%	14%	15%	14%

[1]
Methanex average non-discounted posted price represents the average of our non-discounted posted prices in North America, Europe and Asia Pacific weighted by sales volume. Current and historical pricing information is available at www.methanex.com.

Over the first half of 2011, methanol demand has continued to be healthy with increases in demand driven by both traditional and energy derivatives. Industry supply and demand conditions have remained relatively balanced and as a result, the pricing environment has been stable (refer to Supply/Demand Fundamentals section on page 8 for more information). Our average non-discounted posted price for the second quarter of 2011 was $421 per tonne compared with $436 per tonne for the first quarter of 2011 and $330 per tonne for the second quarter of 2010. Our average realized price for the second quarter of 2011 was $363 per tonne compared with $367 per tonne for the first quarter of 2011 and $284 per tonne for the second quarter of 2010. The change in our average realized price for the second quarter of 2011 decreased revenue by $5 million compared with the first quarter of 2011 and increased revenue by $131 million compared with the second quarter of 2010. Our average realized price for the six months ended June 30, 2011 was $365 per tonne compared with $294 per tonne for the same period in 2010 and this increased revenue by $238 million.

METHANEX CORPORATION 2011 SECOND QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 4

Sales volume
Total methanol sales volumes excluding commission sales volumes for the second quarter of 2011 were lower compared with the first quarter of 2011 by 49,000 tonnes and this resulted in lower Adjusted EBITDA by $4 million. The total methanol sales volumes excluding commission sales for the second quarter of 2011 and for the six month period ended June 30, 2011 were higher than comparable periods in 2010 by 56,000 tonnes and 211,000 tonnes, respectively. The higher sales volumes for the second quarter of 2011 and for the six month period ended June 30, 2011 compared with the comparable periods in 2010 resulted in higher Adjusted EBITDA by $3 million and $15 million, respectively. We have increased our sales volumes in 2011 compared with 2010 primarily to prepare for increased supply from the Egypt and Medicine Hat methanol facilities.
Total cash costs
The primary driver of changes in our total cash costs are changes in the cost of methanol we produce at our facilities and changes in the cost of methanol we purchase from others. Most of our production facilities are underpinned by natural gas purchase agreements with pricing terms that include base and variable price components. The variable component is adjusted in relation to changes in methanol prices above pre-determined prices at the time of production. We supplement our production with methanol produced by others through methanol offtake contracts and purchases on the spot market to meet customer needs and support our marketing efforts within the major global markets. We have adopted the first-in, first-out method of accounting for inventories and it generally takes between 30 and 60 days to sell the methanol we produce or purchase. Accordingly, the changes in Adjusted EBITDA as a result of changes in natural gas costs and purchased methanol costs will depend on changes in methanol pricing and the timing of inventory flows.
The impact on Adjusted EBITDA from changes in our cash costs are explained below:

	Q2 2011	Q2 2011	YTD Q2 2011
	compared with	compared with	compared with
($ millions)	Q1 2011	Q2 2010	YTD Q2 2010
Produced methanol costs, primarily natural gas	$7	$(21)	$(54)
Proportion of produced methanol sales	23	4	(18)
Purchased methanol costs	(1)	(59)	(116)
Share-based compensation	9	(5)	(3)
Logistics costs	—	(5)	(14)
Other, net	(3)	(6)	(10)

Change in Adjusted EBITDA	$35	$(92)	$(215)

Produced methanol costs, primarily natural gas
We purchase natural gas for the Chile, Trinidad, Egypt and New Zealand methanol facilities under natural gas purchase agreements where the terms include a base price and a variable price component linked to the price of methanol. For all periods presented, changes in natural gas costs associated with produced methanol were primarily due to the impact of changes in methanol prices and the timing of inventory flows.
Proportion of produced methanol sales
The cost of purchased methanol is generally higher than the cost of produced methanol. Accordingly, an increase in the proportion of produced methanol sales results in a decrease in our overall cost structure for a given period. The proportion of produced methanol sales for the second quarter of 2011 was higher compared to the first quarter of 2011 as a result of the production and sale of methanol from the methanol facilities in Egypt and Medicine Hat and this increased Adjusted EBITDA by $23 million. For the three and six-month periods ended June 30, 2011 compared with same periods in 2010, the impact of increased sales from the Egypt and Medicine Hat facilities was offset by lower sales from our Chile and Trinidad production facilities. Due to production ramp-up and the timing of inventory flows, sales of Egypt and Medicine Hat production in the second quarter of 2011 were less than half of the production capacity of those plants.

METHANEX CORPORATION 2011 SECOND QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 5

Purchased methanol costs
Purchased methanol costs during the second quarter of 2011 were similar to the first quarter of 2011. Purchase methanol costs were higher for the three and six-month periods ended June 30, 2011 compared with the same periods in 2010 primarily as a result of higher methanol pricing.
Share-based compensation
We grant share-based awards as an element of compensation. Share-based awards granted include stock options, share appreciation rights, tandem share appreciation rights, deferred share units, restricted share units and performance share units.
For stock options, the cost is measured based on an estimate of the fair value at the date of grant and this grant-date fair value is recognized as compensation expense over the related service period with no subsequent re-measurement in fair value. Accordingly, share-based compensation expense associated with stock options will not vary significantly from period to period. Commencing in 2010, we granted share appreciation rights (SARs) and tandem share appreciation rights (TSARs) to replace grants of stock options with the objective to reduce dilution to shareholders. SARs and TSARs are units that grant the holder the right to receive a cash payment upon exercise for the difference between the market price of the Company’s common shares and the exercise price, which is determined at the date of grant. SARs and TSARs are measured based on estimated fair value, which is determined using the Black-Scholes option pricing model.
Deferred, restricted and performance share units are grants of notional common shares that are redeemable for cash upon vesting based on the market value of the Company’s common shares and are non-dilutive to shareholders. Performance share units have an additional feature where the ultimate number of units that vest will be determined by the Company’s total shareholder return in relation to a predetermined target over the period to vesting. The number of units that will ultimately vest will be in the range of 50% to 120% of the original grant. For deferred, restricted and performance share units, the fair value is initially measured at the grant date and subsequently re-measured based on the market value of the Company’s common shares.
For all the share-based awards with the exception of stock options, the initial value and any subsequent change in fair value is recognized in earnings over the related service period for the proportion of the service that has been rendered at each reporting date. Accordingly, share-based compensation associated with these share-based awards may vary significantly from period to period as a result of changes in the share price.
Share-based compensation expense was lower by $9 million in the second quarter of 2011 compared with the first quarter of 2011 primarily due to higher share-based compensation expense recorded in Q1 2011 related to the requirement under accounting rules for immediate recognition of share-based compensation issued to retirement eligible employees. Share-based compensation expense was higher in the three and six-month periods ended June 30, 2011 compared with the comparable periods in 2010, primarily as a result of changes in the share price.
Logistics costs
For the second quarter of 2011 compared with the first quarter of 2011, logistics costs were similar. For the second quarter of 2011 and the six month period ended June 30, 2011 compared with the comparable periods in 2010, logistics costs were higher by $5 million and $14 million, respectively, due primarily to higher bunker fuel costs.
Other, net
For the second quarter of 2011 and the six month period ended June 30, 2011 compared with the comparable periods in 2010, other costs were higher primarily as a result of higher costs due to lower production at our facilities in Chile and Trinidad and the impact of a weaker US dollar on the cost structure of our operations.

METHANEX CORPORATION 2011 SECOND QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 6

Depreciation and Amortization
Depreciation and amortization was $40 million for the second quarter of 2011 compared with $30 million for the first quarter of 2011 and $35 million for the second quarter of 2010. The increase in depreciation and amortization for the second quarter of 2011 compared with the first quarter 2011 is primarily a result of the commencement of depreciation associated with the methanol facilities in Egypt (100% basis) and Medicine Hat.
Depreciation and amortization was $69 million for the six month period ended June 30, 2011 compared with $71 million in the same period in 2010. The commencement of depreciation associated with the methanol facilities in Egypt (100% basis) and Medicine Hat was offset primarily by lower depreciation from our other methanol facilities as a result of lower sales volumes of product from these facilities related to the timing of inventory flows.
Finance Costs

	Three Months Ended			Six Months Ended
	Jun 30	Mar 31	Jun 30	Jun 30	Jun 30
($ millions)	2011	2011	2010	2011	2010

Finance costs before capitalized interest	$17	$16	$17	$34	$34
Less capitalized interest	—	(7)	(9)	(7)	(18)

Finance costs	$17	$9	$8	$27	$16

Capitalized interest relates to interest costs capitalized during the construction of the 1.26 million tonne per year methanol facility in Egypt (100% basis). The Egypt methanol facility commenced production in mid-March 2011 and accordingly, we ceased capitalization of interest costs from this date.
Finance Income and Other Expenses

	Three Months Ended			Six Months Ended
	Jun 30	Mar 31	Jun 30	Jun 30	Jun 30
($ millions)	2011	2011	2010	2011	2010

Finance income and other expenses	$1	$5	$—	$6	$1
Finance income and other expenses for the second quarter of 2011 was $1 million compared with $5 million for the first quarter of 2011 and nil for the second quarter of 2010. The decrease in finance income during the second quarter of 2011 compared with the first quarter of 2011 was primarily due to the impact of changes in foreign exchange rates.
Income Taxes
The effective tax rate for the second quarter of 2011 was approximately 25% compared with approximately 22% for the first quarter of 2011 and approximately 24% for the second quarter of 2010.
We earn the majority of our pre-tax earnings in Trinidad, Egypt, and Chile. In Chile and Trinidad, the statutory tax rate is 35%. In Egypt, the statutory tax rate has increased from 20% to 25% effective July 31, 2011.
Our Atlas facility in Trinidad has partial relief from corporation income tax until 2014. In Chile the tax rate consists of a first tier tax that is payable when income is earned and a second tier tax that is due when earnings are distributed from Chile. The second tier tax is initially recorded as future income tax expense and is subsequently reclassified to current income tax expense when earnings are distributed.

METHANEX CORPORATION 2011 SECOND QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 7

SUPPLY/DEMAND FUNDAMENTALS
During 2010, methanol demand growth was strong, increasing by 13%. In the first half of 2011, demand has continued to be healthy and it is currently approximately 48 million tonnes on an annualized basis. Increases in demand have been primarily driven by both traditional and energy derivatives in Asia (particularly in China).
Traditional derivatives account for about two-thirds of global methanol demand and are correlated to industrial production.
Methanex Non-Discounted Regional Posted Prices 1

	Jul	Jun	May	Apr
(US$ per tonne)	2011	2011	2011	2011
United States	426	426	426	426
Europe [2]	418	438	434	438
Asia	420	420	395	395

[1]	Discounts from our posted prices are offered to customers based on various factors.

[2]	€295 for Q3 2011 (Q2 2011 — €305) converted to United States dollars.
Energy derivatives account for about one third of global methanol demand and over the last few years, high energy prices have driven strong demand growth for methanol into energy applications such as gasoline blending and DME, primarily in China. Methanol blending into gasoline in China has been particularly strong and we believe that future growth in this application is supported by recent regulatory changes in that country. Many provinces in China have implemented fuel blending standards, and an M85 (or 85% methanol) national standard took effect December 1, 2009. We expect an M15 national standard could be released in 2011. We believe demand potential into energy derivatives will be stronger in a high energy price environment.
During the second quarter of 2011, shipments commenced from our 60% owned 1.26 million tonne per year plant in Egypt and our 470,000 tonne per year plant in Medicine Hat. Demand growth has largely absorbed this new capacity. There are currently five large-scale methanol plants outside of China not in production and as a result, market conditions are tight and the pricing environment has strengthened. Our average non-discounted price for July 2011 is approximately $420 per tonne and we recently announced increases in our North America and Asia non-discounted prices for August to $459 per tonne and $470 per tonne, respectively.
Over the next few years, there is little new capacity expected to come on-stream outside China. There is a 0.85 million tonne plant expected to restart in Beaumont, Texas in 2012 and a 0.7 million tonne plant expected to start up in Azerbaijan in 2013. We expect that production from new capacity in China will be consumed in that country and that higher cost production capacity in China will need to operate in order to satisfy demand growth.
LIQUIDITY AND CAPITAL RESOURCES
Consolidated cash flows from operating activities in the second quarter of 2011 were $77.6 million compared with $124.5 million for the first quarter of 2011 and $39.4 million for the second quarter of 2010. The change in consolidated cash flows from operating activities in the second quarter of 2011 compared with the first quarter of 2011 and the second quarter of 2010 is primarily a result of changes in Adjusted EBITDA and changes in non-cash working capital.
Adjusted cash flows from operating activities, which excludes the amounts associated with the 40% non-controlling interests in the methanol facility in Egypt and changes in non-cash working capital, were $86.4 million in the second quarter of 2011 compared with $80.4 million for the first quarter of 2011 and $53.0 million for the second quarter of 2010. The change in Adjusted cash flows from operating activities in the second quarter of 2011 compared with the first quarter of 2011 and the second quarter of 2010 is primarily a result of changes in Adjusted EBITDA. Refer to the Supplemental Non-IFRS Measures section on page 11 for a reconciliation of Adjusted cash flows from operating activities to the most comparable IFRS measure.
During the second quarter of 2011, the Board of Directors approved a 10 percent increase to our quarterly dividend to shareholders, from US$0.155 to US$0.17 per share, and we paid a quarterly dividend of $16 million.
During the second quarter of 2011, a debt principal payment of $8 million was paid on the Atlas limited recourse debt facilities.

METHANEX CORPORATION 2011 SECOND QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 8

The Egypt limited recourse debt facilities require that certain conditions associated with plant construction and commissioning be met by September 30, 2011 (“project completion”). These conditions include a 90 day plant reliability test, which was successfully completed during July 2011, and finalization of certain land title registrations and related mortgages which have not yet been completed that require action by Egyptian governmental entities. Project completion must be achieved in order for the Egypt entity to make distributions to shareholders and failure to reach project completion by September 30, 2011 would result in an event of default. We believe finalization of these items is not material to the plant operations. We are seeking a waiver from the lenders in the event these items are not finalized before September 30, 2011. We cannot provide assurance that the land title registrations and related mortgages will be finalized and project completion achieved by September 30, 2011 or that we would be able to obtain a waiver from the lenders.
At June 30, 2011, management believes the Company was in compliance with all of the covenants and default provisions related to long-term debt obligations.
We have agreements in place to participate in or support natural gas exploration and development in southern Chile and during the second quarter of 2011, we paid $12 million to support these initiatives. During the second quarter of 2011, GeoPark repaid $2 million through natural gas deliveries to our plants in southern Chile (refer to the Production Summary section on page 2 for more information).
We operate in a highly competitive commodity industry and believe it is appropriate to maintain a conservative balance sheet and to maintain financial flexibility. Our cash balance at June 30, 2011 was $246 million. We have a strong balance sheet and an undrawn $200 million credit facility provided by highly rated financial institutions that was extended early in the third quarter of 2011 to mid-2015. We invest our cash only in highly rated instruments that have maturities of three months or less to ensure preservation of capital and appropriate liquidity. Our planned capital maintenance expenditure program directed towards major maintenance, turnarounds and catalyst changes for existing operations, is currently estimated to total approximately $70 million for the period to the end of 2012. During the second quarter of 2011, we completed commissioning our 470,000 tonne per year methanol plant in Medicine Hat, Alberta.
We believe we are well positioned to meet our financial commitments and continue to invest to grow the Company.
SHORT-TERM OUTLOOK
Into the third quarter of 2011, market conditions have tightened as a result of continued strong demand and planned and unplanned outages across the industry and methanol prices have increased.
We increased our production in the second quarter of 2011. The new 1.26 million tonne per year methanol facility in Egypt began operating in mid-March and produced at near full production rates in the second quarter of 2011. In April 2011, we completed commissioning our 470,000 tonne per year plant in Medicine Hat, Alberta and commenced production. Due to production ramp-up and the related timing of inventory flows, the full impact of Egypt and Medicine Hat production was not reflected in our second quarter results. We expect to increase our earnings capability as the full impact of Egypt and Medicine Hat production capacity is reflected in our sales volumes of produced product in the third quarter and beyond. This may be partially offset in the short-term by the impact of lower production from the Atlas facility.
The methanol price will ultimately depend on the strength of the global economy, industry operating rates, global energy prices, the rate of industry restructuring and the strength of global demand. We believe that our financial position and financial flexibility, outstanding global supply network and competitive-cost position will provide a sound basis for Methanex to continue to be the leader in the methanol industry and to invest to grow the Company.

METHANEX CORPORATION 2011 SECOND QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 9

CONTROLS AND PROCEDURES
For the three months ended June 30, 2011, no changes were made in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)
Transition from Canadian generally accepted accounting principles (Canadian GAAP) to IFRS
The first quarter of 2011 ended March 31, 2011 with comparative financial results for 2010 was our first interim period reported under IFRS. All comparative figures in this second quarter interim report have been restated to be in accordance with IFRS, unless specifically noted otherwise.
Our financial statements were prepared in accordance with Canadian GAAP until December 31, 2010. While IFRS uses a conceptual framework similar to Canadian GAAP, there are significant differences in recognition, measurement and disclosures. In our MD&A in the 2010 Annual Report, we disclosed the significant impacts on transition to IFRS. The disclosure in our MD&A in the 2010 Annual Report is consistent with the impacts disclosed in the condensed consolidated interim financial statements. For a description of the significant accounting policies the Company has adopted under IFRS, including the estimates and judgments we consider most significant in applying those accounting policies, please refer to note 2 of the condensed consolidated interim financial statements included in the interim report for the three months ended March 31, 2011.
The adoption of IFRS resulted in some changes to the consolidated balance sheets and income statements of the Company previously reported under Canadian GAAP. To help users of the financial statements better understand the impact of the adoption of IFRS on the Company, we have provided reconciliations from Canadian GAAP to IFRS for total assets, liabilities, and equity, as well as net income and comprehensive income for the comparative reporting periods. Please refer to note 12 of the condensed consolidated interim financial statements for the reconciliations between IFRS and Canadian GAAP for the period ended June 30, 2010 and refer to note 18 of the condensed consolidated interim financial statements for the period ended March 31, 2011 for the reconciliations between IFRS and Canadian GAAP at the date of transition, January 1, 2010 and for the year ended December 31, 2010.
IFRS 1 First-time Adoption of International Financial Reporting Standards
Adoption of IFRS requires the application of IFRS 1, First-time Adoption of International Financial Reporting Standards, which provides guidance for an entity’s initial adoption of IFRS. IFRS 1 gives entities adopting IFRS for the first time a number of optional exemptions and mandatory exceptions, in certain areas, to the general requirement for full retrospective application of IFRS. In our MD&A in the 2010 Annual Report, we disclosed the optional exemptions available under IFRS 1 that we elected on transition to IFRS. The elections as previously disclosed are consistent with the elections as disclosed in the condensed consolidated interim financial statements. Please refer to note 12 of the condensed consolidated interim financial statements for a detailed description of the IFRS 1 exemptions we elected to apply.
IFRS Conversion
Our plan to convert our consolidated financial statements to IFRS at the change over date of January 1, 2011 with comparative financial results included a formal project governance structure that included the Audit, Finance and Risk Committee, senior management, and an IFRS steering committee to monitor progress and review and approve recommendations. The IFRS transition plan progressed according to schedule and was comprehensive and addressed topics such as the impact of IFRS on accounting policies and implementation decisions, infrastructure, business activities, compensation matters and control activities.
Anticipated changes to IFRS
Consolidation and Joint Arrangement Accounting
In May 2011, the IASB issued new accounting standards related to consolidation and joint arrangement accounting. The IASB has revised the definition of “control,” which is a criterion for consolidation accounting. In addition, changes to IFRS in the accounting for joint arrangements were issued which, under certain circumstances, removed the option for proportionate accounting and the equity method of accounting for such interests would need to be applied. The impact of applying consolidation accounting or equity accounting does not result in any change to net earnings or shareholders’ equity, but would result in a significant presentation impact. We are currently assessing the impact of these standards on our financial statements. The effective date for these standards is for periods commencing on or after January 1, 2013, with earlier adoption permitted.

METHANEX CORPORATION 2011 SECOND QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 10

Leases
As part of their global conversion project, the International Accounting Standards Board (IASB) and the U.S. Financial Accounting Standards Board (“FASB”) issued a joint Exposure Draft proposing that lessees would be required to recognize all leases on the statement of financial position. We have a fleet of ocean-going vessels under time charter agreements with terms up to 15 years. The proposed rules would require these time charter agreements to be recorded on the Consolidated Statements of Financial Position, resulting in a material increase to total assets and liabilities. The IASB and FASB currently expect to issue a final standard in 2012.
ADDITIONAL INFORMATION — SUPPLEMENTAL NON-IFRS MEASURES
In addition to providing measures prepared in accordance with International Financial Reporting Standards (IFRS), we present certain supplemental non-IFRS measures. These are Adjusted EBITDA and Adjusted cash flows from operating activities. These measures do not have any standardized meaning prescribed by IFRS and therefore are unlikely to be comparable to similar measures presented by other companies. These supplemental non-IFRS measures are provided to assist readers in determining our ability to generate cash from operations. We believe these measures are useful in assessing operating performance and liquidity of the Company’s ongoing business on an overall basis. We also believe Adjusted EBITDA is frequently used by securities analysts and investors when comparing our results with those of other companies.
These measures should be considered in addition to, and not as a substitute for, net income, cash flows and other measures of financial performance and liquidity reported in accordance with IFRS.
Adjusted EBITDA (attributable to Methanex shareholders)
Adjusted EBITDA differs from the most comparable IFRS measure, cash flows from operating activities, because it does not include changes in non-cash working capital, other cash payments related to operating activities, share-based compensation expense, other non-cash items, taxes paid, finance income and other expenses, and Adjusted EBITDA associated with the 40% non-controlling interest in the methanol facility in Egypt.
The following table shows a reconciliation of cash flows from operating activities to Adjusted EBITDA:

	Three Months Ended			Six Months Ended
	Jun 30	Mar 31	Jun 30	Jun 30	Jun 30
($ thousands)	2011	2011	2010	2011	2010
Cash flows from operating activities	$77,634	$124,520	$39,445	$202,154	$108,466
Add (deduct):
Net (income) loss attributable to non-controlling interests	(6,220)	1,076	565	(5,144)	1,390
Changes in non-cash working capital	22,227	(44,486)	13,459	(22,259)	35,636
Other cash payments, including share-based compensation	1,662	5,334	960	6,996	4,122
Share-based compensation expense	(1,660)	(10,080)	4,297	(11,740)	(9,099)
Other non-cash items	(1,392)	(31)	(766)	(1,423)	(1,308)
Income taxes paid	20,735	6,669	4,441	27,404	6,211
Finance income and other expenses	(1,284)	(4,859)	(79)	(6,143)	(1,339)
Non-controlling interests adjustment [1]	(8,038)	(211)	(454)	(8,249)	(893)

Adjusted EBITDA (attributable to Methanex shareholders)	$103,664	$77,932	$61,868	$181,596	$143,186

[1]	This adjustment represents finance costs, income tax expense, and depreciation and amortization associated with the 40% non-controlling interest in the methanol facility in Egypt.

METHANEX CORPORATION 2011 SECOND QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 11

Adjusted Cash Flows from Operating Activities (attributable to Methanex shareholders)
Adjusted cash flows from operating activities differs from the most comparable IFRS measure, cash flows from operating activities, because it does not include changes in non-cash working capital and cash flows associated with the 40% non-controlling interest in the methanol facility in Egypt.
The following table shows a reconciliation of cash flows from operating activities to Adjusted cash flows from operating activities:

	Three Months Ended			Six Months Ended
	Jun 30	Mar 31	Jun 30	Jun 30	Jun 30
($ thousands)	2011	2011	2010	2011	2010
Cash flows from operating activities	$77,634	$124,520	$39,445	$202,154	$108,466
Add (deduct) non-controlling interest adjustment:
Net (income) loss	(6,220)	1,076	565	(5,144)	1,390
Non-cash items	(7,180)	(715)	(483)	(7,894)	(885)
Changes in non-cash working capital	22,227	(44,486)	13,459	(22,259)	35,636

Adjusted cash flows from operating activities (attributable to Methanex shareholders)	$86,461	$80,395	$52,986	$166,857	$144,607

QUARTERLY FINANCIAL DATA (UNAUDITED)
A summary of selected financial information for the prior eight quarters is as follows:

	Three Months Ended
	Jun 30	Mar 31	Dec 31	Sep 30
($ thousands, except per share amounts)	2011	2011	2010 [1]	2010 [1]
Revenue	$622,829	$619,007	$570,337	$480,997
Net income[2]	40,529	34,610	27,009	28,662
Net income before unusual item[2]	40,529	34,610	27,009	6,439
Basic net income per common share[2]	0.44	0.37	0.29	0.31
Basic net income per common share before unusual item[2]	0.44	0.37	0.29	0.07
Diluted net income per common share[2]	0.43	0.37	0.29	0.31
Diluted net income per common share before unusual item[2]	0.43	0.37	0.29	0.07

	Three Months Ended
	Jun 30	Mar 31	Dec 31	Sep 30
($ thousands, except per share amounts)	2010 [1]	2010 [1]	2009 [3]	2009 [3]
Revenue	$448,543	$466,706	$381,729	$316,932
Net income (loss)[2]	14,804	27,045	25,718	(831)
Net income (loss) before unusual item[2]	14,804	27,045	25,718	(831)
Basic net income (loss) per common share[2]	0.16	0.29	0.28	(0.01)
Basic net income (loss) per common share before unusual item[2]	0.16	0.29	0.28	(0.01)
Diluted net income (loss) per common share[2]	0.15	0.29	0.28	(0.01)
Diluted net income (loss) per common share before unusual item[2]	0.15	0.29	0.28	(0.01)

[1]	These amounts have been restated in accordance with IFRS.

[2]	Attributable to Methanex Corporation shareholders.

[3]	These figures are reported in accordance with Canadian GAAP, and have not been restated in accordance with IFRS, as the Company’s date of transition from Canadian GAAP to IFRS was January 1, 2010.

METHANEX CORPORATION 2011 SECOND QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 12

FORWARD-LOOKING INFORMATION WARNING
This Second Quarter 2011 Management’s Discussion and Analysis (“MD&A”) as well as comments made during the Second Quarter 2011 investor conference call contain forward-looking statements with respect to us and our industry. Statements that include the words “believes,” “expects,” “may,” “will,” “should,” “intends,” “plans,” “estimates,” “anticipates,” or other comparable terminology and similar statements of a future or forward-looking nature identify forward-looking statements.
More particularly and without limitation, any statements regarding the following are forward-looking statements:
•	expected demand for methanol and its derivatives,

•	expected new methanol supply and timing for start-up of the same,

•	expected shut downs (either temporary or permanent) or re-starts of existing methanol supply (including our own facilities), including, without limitation, timing of planned maintenance outages,

•	expected methanol and energy prices,

•
expected levels and timing of natural gas supply to our plants, including without limitation, levels of natural gas supply from investments in natural gas exploration and development in Chile and New Zealand and availability of economically priced natural gas in Chile, New Zealand and Canada,

•	capital committed by third parties towards future natural gas exploration in Chile and New Zealand,

•	expected capital expenditures, including without limitation, those to support natural gas exploration and development in Chile and New Zealand and the restart of our idled methanol facilities,

•	anticipated production rates of our plants, including without limitation, our Chilean facilities, the new methanol plant in Egypt and the restarted Medicine Hat facility,

•	expected operating costs, including natural gas feedstock costs and logistics costs,

•	expected tax rates or resolutions to tax disputes,

•	expected cash flows and earnings capability,

•
ability to meet covenants or obtain waivers associated with our long-term debt obligations, including without limitation, the Egypt limited recourse debt facilities which have conditions associated with finalization of certain land title registration and related mortgages which require actions by Egyptian governmental entities,

•	availability of committed credit facilities and other financing,

•	shareholder distribution strategy and anticipated distributions to shareholders,

•	commercial viability of, or ability to execute, future projects, capacity expansions, or plant relocations,

•	financial strength and ability to meet future financial commitments,

•	expected global or regional economic activity (including industrial production levels),

•	expected actions of governments, gas suppliers, courts, tribunals or other third parties, and

•	expected impact on our results of operations in Egypt and our financial condition as a consequence of actions taken by the Government of Egypt and its agencies.
We believe that we have a reasonable basis for making such forward-looking statements. The forward-looking statements in this document are based on our experience, our perception of trends, current conditions and expected future developments as well as other factors. Certain material factors or assumptions were applied in drawing the conclusions or making the forecasts or projections that are included in these forward-looking statements, including, without limitation, future expectations and assumptions concerning the following:
•	supply of, demand for, and price of, methanol, methanol derivatives, natural gas, oil and oil derivatives,

•	success of natural gas exploration in Chile and New Zealand and our ability to procure economically priced natural gas in Chile, New Zealand and Canada,

•	production rates of our facilities, including without limitation, our Chilean facilities, the new methanol plant in Egypt and the restarted Medicine Hat facility,

•
receipt or issuance of third party consents or approvals, including without limitation, governmental registrations of land title and related mortgages in Egypt, governmental approvals related to natural gas exploration rights, rights to purchase natural gas or the establishment of new fuel standards,

•	operating costs including natural gas feedstock and logistics costs, capital costs, tax rates, cash flows, foreign exchange rates and interest rates,

•	availability of committed credit facilities and other financing,

•	global and regional economic activity (including industrial production levels),

•	absence of a material negative impact from major natural disasters,

METHANEX CORPORATION 2011 SECOND QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 13

•	absence of a material negative impact from changes in laws or regulations, and

•	enforcement of contractual arrangements and ability to perform contractual obligations by customers, suppliers and other third parties.
However, forward-looking statements, by their nature, involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. The risks and uncertainties primarily include those attendant with producing and marketing methanol and successfully carrying out major capital expenditure projects in various jurisdictions, including without limitation:
•	conditions in the methanol and other industries, including fluctuations in supply, demand and price for methanol and its derivatives, including demand for methanol for energy uses,

•	the price of natural gas, oil and oil derivatives,

•
the success of natural gas exploration and development activities in southern Chile and New Zealand and our ability to obtain any additional gas in Chile, New Zealand, and Canada on commercially acceptable terms,

•	the ability to successfully carry out corporate initiatives and strategies,

•	actions of competitors, suppliers, and financial institutions,

•	actions of governments and governmental authorities, including without limitation, implementation of policies or other measures that could impact the supply or demand for methanol or its derivatives,

•	changes in laws or regulations,

•
import or export restrictions, anti-dumping measures, increases in duties, taxes and government royalties, and other actions by governments that may adversely affect our operations or existing contractual arrangements,

•	world-wide economic conditions, and

•	other risks described in our 2010 Management’s Discussion and Analysis and this Second Quarter 2011 Management’s Discussion and Analysis.
Having in mind these and other factors, investors and other readers are cautioned not to place undue reliance on forward-looking statements. They are not a substitute for the exercise of one’s own due diligence and judgment. The outcomes anticipated in forward-looking statements may not occur and we do not undertake to update forward-looking statements except as required by applicable securities laws.

METHANEX CORPORATION 2011 SECOND QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 14

HOW WE ANALYZE OUR BUSINESS
Our operations consist of a single operating segment — the production and sale of methanol. We review our results of operations by analyzing changes in the components of our adjusted earnings before interest, taxes, depreciation and amortization (Adjusted EBITDA) (refer to the Supplemental Non-IFRS Measures section on page 11 for a reconciliation to the most comparable IFRS measure), depreciation and amortization, finance costs, finance income and other expenses, and income taxes.
In addition to the methanol that we produce at our facilities (“Methanex-produced methanol”), we also purchase and re-sell methanol produced by others (“purchased methanol”) and we sell methanol on a commission basis. We analyze the results of all methanol sales together, excluding commission sales volumes. The key drivers of change in our Adjusted EBITDA are average realized price, cash costs and sales volume which are defined and calculated as follows:

PRICE
The change in Adjusted EBITDA as a result of changes in average realized price is calculated as the difference from period to period in the selling price of methanol multiplied by the current period total methanol sales volume excluding commission sales volume plus the difference from period to period in commission income.

CASH COST
The change in our Adjusted EBITDA as a result of changes in cash costs is calculated as the difference from period to period in cash costs per tonne multiplied by the current period total methanol sales volume excluding commission sales volume. The cash costs per tonne is the weighted average of the cash cost per tonne of Methanex-produced methanol and the cash cost per tonne of purchased methanol. The cash cost per tonne of Methanex-produced methanol includes absorbed fixed cash costs per tonne and variable cash costs per tonne. The cash cost per tonne of purchased methanol consists principally of the cost of methanol itself. In addition, the change in our Adjusted EBITDA as a result of changes in cash costs includes the changes from period to period in unabsorbed fixed production costs, consolidated selling, general and administrative expenses and fixed storage and handling costs.

VOLUME
The change in Adjusted EBITDA as a result of changes in sales volume is calculated as the difference from period to period in total methanol sales volume excluding commission sales volumes multiplied by the margin per tonne for the prior period. The margin per tonne for the prior period is the weighted average margin per tonne of Methanex-produced methanol and margin per tonne of purchased methanol. The margin per tonne for Methanex-produced methanol is calculated as the selling price per tonne of methanol less absorbed fixed cash costs per tonne and variable cash costs per tonne. The margin per tonne for purchased methanol is calculated as the selling price per tonne of methanol less the cost of purchased methanol per tonne.

We own 63.1% of the Atlas methanol facility and market the remaining 36.9% through a commission offtake agreement. We account for this investment using proportionate consolidation which results in 63.1% of the revenues and expenses being included in our financial statements with the remaining 36.9% portion included as commission income.
We own 60% of the 1.26 million tonne per year Egypt methanol facility and market the remaining 40% through a commission offtake agreement. We account for this investment using consolidation accounting, which results in 100% of the revenues and expenses being included in our financial statements with the other investors’ interest in the methanol facility being presented as “non-controlling interests”. For purposes of analyzing our results, we analyze Adjusted EBITDA and Adjusted cash flows from operating activities excluding the amounts associated with the other investors’ 40% non-controlling interest and include these results in commission income on a consistent basis with how we present the Atlas facility.

METHANEX CORPORATION 2011 SECOND QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 15

Methanex Corporation
Consolidated Statements of Income (unaudited)
(thousands of U.S. dollars, except number of common shares and per share amounts)

	Three Months Ended		Six Months Ended
	Jun 30	Jun 30	Jun 30	Jun 30
	2011	2010	2011	2010

Revenue	$622,829	$448,543	$1,241,836	$915,249
Cost of sales and operating expenses (note 6)	504,907	386,786	1,046,847	772,560
Depreciation and amortization (note 6)	39,713	35,444	69,413	70,529

Operating income	78,209	26,313	125,576	72,160
Finance costs (note 7)	(17,350)	(7,564)	(26,543)	(15,616)
Finance income and other expenses	1,284	79	6,143	1,339

Profit before income tax expense	62,143	18,828	105,176	57,883
Income tax expense:
Current	(8,267)	(5,349)	(16,542)	(12,408)
Deferred	(7,127)	760	(8,351)	(5,016)

	(15,394)	(4,589)	(24,893)	(17,424)

Net income	$46,749	$14,239	$80,283	$40,459

Attributable to:
Methanex Corporation shareholders	40,529	14,804	75,139	41,849
Non-controlling interests	6,220	(565)	5,144	(1,390)

	$46,749	$14,239	$80,283	$40,459

Income for the period attributable to Methanex Corporation shareholders
Basic net income per common share	$0.44	$0.16	$0.81	$0.45
Diluted net income per common share	$0.43	$0.15	$0.80	$0.43

Weighted average number of common shares outstanding	92,972,678	92,185,997	92,711,291	92,157,320
Diluted weighted average number of common shares outstanding	94,580,090	93,337,075	94,288,918	93,383,467
See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2011 SECOND QUARTER REPORT CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)	PAGE 16

Methanex Corporation
Consolidated Statements of Comprehensive Income (unaudited)
(thousands of U.S. dollars)

	Three Months Ended		Six Months Ended
	Jun 30	Jun 30	Jun 30	Jun 30
	2011	2010	2011	2010

Net income	$46,749	$14,239	$80,283	$40,459
Other comprehensive income (loss):
Change in fair value of forward exchange contracts, net of tax	(669)	(253)	(669)	—
Change in fair value of interest rate swap contracts, net of tax	(7,905)	(11,597)	(7,710)	(18,770)
Interest rate swap cash settlement reclassified to interest expense	—	—	870	—
Interest rate swap cash settlement reclassified to property, plant and equipment	—	—	7,279	7,505

	(8,574)	(11,850)	(230)	(11,265)

Comprehensive income	$38,175	$2,389	$80,053	$29,194

Attributable to:
Methanex Corporation shareholders	35,117	7,592	74,733	35,089
Non-controlling interests	3,058	(5,203)	5,320	(5,895)

	$38,175	$2,389	$80,053	$29,194

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2011 SECOND QUARTER REPORT CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)	PAGE 17

Methanex Corporation
Consolidated Statements of Financial Position (unaudited)
(thousands of U.S. dollars)

	Jun 30	Dec 31
	2011	2010

ASSETS
Current assets:
Cash and cash equivalents	$245,624	$193,794
Trade and other receivables	351,444	320,027
Inventories	236,750	229,657
Prepaid expenses	31,280	26,877

	865,098	770,355

Non-current assets:
Property, plant and equipment (note 3)	2,270,706	2,258,576
Other assets	115,686	113,263

	2,386,392	2,371,839

	$3,251,490	$3,142,194

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Trade, other payables and accrued liabilities	$309,962	$259,039
Current maturities on long-term debt (note 5)	50,099	49,965
Current maturities on finance leases	6,264	11,570
Current maturities on other long-term liabilities	19,620	9,677

	385,945	330,251

Non-current liabilities:
Long-term debt (note 5)	876,359	896,976
Finance leases	59,548	67,842
Other long-term liabilities	136,287	140,570
Deferred income tax liabilities	303,782	295,431

	1,375,976	1,400,819

Equity:
Capital stock	453,840	440,092
Contributed surplus	22,297	25,393
Retained earnings	860,249	815,320
Accumulated other comprehensive loss	(26,499)	(26,093)

Shareholders’ equity	1,309,887	1,254,712
Non-controlling interests	179,682	156,412

Total equity	1,489,569	1,411,124

	$3,251,490	$3,142,194

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2011 SECOND QUARTER REPORT CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)	PAGE 18

Methanex Corporation
Consolidated Statements of Changes in Equity (unaudited)
(thousands of U.S. dollars, except number of common shares)

					Accumulated
	Number of				Other		Non-
	Common	Capital	Contributed	Retained	Comprehensive	Shareholders’	Controlling	Total
	Shares	Stock	Surplus	Earnings	Loss	Equity	Interests	Equity
Balance, January 1, 2010	92,108,242	$427,792	$26,981	$776,139	$(19,910)	$1,211,002	$137,272	$1,348,274
Net income (loss)	—	—	—	41,849	—	41,849	(1,390)	40,459
Other comprehensive loss	—	—	—	—	(6,760)	(6,760)	(4,505)	(11,265)
Compensation expense recorded for stock options	—	—	875	—	—	875	—	875
Issue of shares on exercise of stock options	88,490	897	—	—	—	897	—	897
Reclassification of grant date fair value on exercise of stock options	—	326	(326)	—	—	—	—	—
Dividend payments to Methanex Corporation shareholders	—	—	—	(28,575)	—	(28,575)	—	(28,575)
Dividend payments to non-controlling interests	—	—	—	—	—	—	(750)	(750)
Capital contributions by non-controlling interests	—	—	—	—	—	—	12,400	12,400

Balance, June 30, 2010	92,196,732	429,015	27,530	789,413	(26,670)	1,219,288	143,027	1,362,315
Net income (loss)	—	—	—	55,671	—	55,671	(600)	55,071
Other comprehensive income (loss)	—	—	—	(1,139)	577	(562)	385	(177)
Compensation expense recorded for stock options	—	—	600	—	—	600	—	600
Issue of shares on exercise of stock options	435,290	8,340	—	—	—	8,340	—	8,340
Reclassification of grant date fair value on exercise of stock options	—	2,737	(2,737)	—	—	—	—	—
Dividend payments to Methanex Corporation shareholders	—	—	—	(28,625)	—	(28,625)	—	(28,625)
Dividend payments to non-controlling interests	—	—	—	—	—	—	—	—
Capital contributions by non-controlling interests	—	—	—	—	—	—	13,600	13,600

Balance, December 31, 2010	92,632,022	440,092	25,393	815,320	(26,093)	1,254,712	156,412	1,411,124
Net income	—	—	—	75,139	—	75,139	5,144	80,283
Other comprehensive income (loss)	—	—	—	—	(406)	(406)	176	(230)
Compensation expense recorded for stock options	—	—	472	—	—	472	—	472
Issue of shares on exercise of stock options	534,318	10,180	—	—	—	10,180	—	10,180
Reclassification of grant date fair value on exercise of stock options	—	3,568	(3,568)	—	—	—	—	—
Dividend payments to Methanex Corporation shareholders	—	—	—	(30,210)	—	(30,210)	—	(30,210)
Dividend payments to non-controlling interests	—	—	—	—	—	—	(1,250)	(1,250)
Capital contributions by non-controlling interests	—	—	—	—	—	—	19,200	19,200

Balance, June 30, 2011	93,166,340	$453,840	$22,297	$860,249	$(26,499)	$1,309,887	$179,682	$1,489,569

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2011 SECOND QUARTER REPORT CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)	PAGE 19

Methanex Corporation
Consolidated Statements of Cash Flows (unaudited)
(thousands of U.S. dollars)

	Three Months Ended		Six Months Ended
	Jun 30	Jun 30	Jun 30	Jun 30
	2011	2010	2011	2010

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$46,749	$14,239	$80,283	$40,459
Add (deduct) non-cash items:
Depreciation and amortization	39,713	35,444	69,413	70,529
Income tax expense	15,394	4,589	24,893	17,424
Share based compensation	1,660	(4,297)	11,740	9,099
Finance costs	17,350	7,564	26,543	15,616
Other	1,392	766	1,423	1,308
Income taxes paid	(20,735)	(4,441)	(27,404)	(6,211)
Other cash payments, including share-based compensation	(1,662)	(960)	(6,996)	(4,122)

Cash flows from operating activities before undernoted	99,861	52,904	179,895	144,102
Changes in non-cash working capital (note 10)	(22,227)	(13,459)	22,259	(35,636)

	77,634	39,445	202,154	108,466

CASH FLOWS FROM FINANCING ACTIVITIES
Dividend payments	(15,839)	(14,290)	(30,210)	(28,575)
Interest paid, including interest rate swap settlements	(4,851)	(6,176)	(30,251)	(30,896)
Repayment of limited recourse debt	(8,641)	(7,328)	(24,840)	(7,641)
Equity contributions by non-controlling interests	3,600	5,800	19,200	12,400
Dividend payments to non-controlling interests	(1,250)	(750)	(1,250)	(750)
Proceeds from limited recourse debt	2,700	5,500	2,700	37,100
Proceeds on issue of shares on exercise of stock options	8,524	218	10,180	897
Repayment of finance leases, including other long term liabilities	(1,514)	(2,915)	(2,845)	(5,826)

	(17,271)	(19,941)	(57,316)	(23,291)

CASH FLOWS FROM INVESTING ACTIVITIES
Property, plant and equipment	(39,322)	(27,142)	(78,782)	(58,333)
Oil and gas assets	(11,897)	(5,810)	(17,497)	(15,136)
GeoPark repayments	2,454	2,052	7,551	4,981
Project financing reserve accounts	(2,209)	—	(2,209)	—
Other assets	—	(9,498)	—	(9,498)
Changes in non-cash working capital related to investing activities (note 10)	(3,570)	2,506	(2,071)	938

	(54,544)	(37,892)	(93,008)	(77,048)

Increase (decrease) in cash and cash equivalents	5,819	(18,388)	51,830	8,127
Cash and cash equivalents, beginning of period	239,805	196,303	193,794	169,788

Cash and cash equivalents, end of period	$245,624	$177,915	$245,624	$177,915

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2011 SECOND QUARTER REPORT CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)	PAGE 20

Methanex Corporation
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
Except where otherwise noted, tabular dollar amounts are stated in thousands of U.S. dollars.
1.	Basis of Presentation:

These condensed consolidated interim financial statements are prepared in accordance with International Accounting Standards (IAS) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB) on a basis consistent with the significant accounting policies disclosed in note 2 of the most recent interim financial statements and therefore should be read in conjunction with the condensed consolidated interim financial statements for the period ended March 31, 2011. These condensed consolidated interim financial statements are part of the period covered by the Company’s first International Financial Reporting Standards (IFRS) consolidated financial statements for the year ending December 31, 2011 and therefore IFRS 1, First Time Adoption of IFRS has been applied. The condensed consolidated interim financial statements do not include all of the information required for full annual financial statements and were approved and authorized for issue by the Audit, Finance & Risk Committee of the Board of Directors on July 27, 2011.

The Company’s condensed consolidated interim financial statements were prepared in accordance with accounting principles generally accepted in Canada (Canadian GAAP) until December 31, 2010. The period ended March 31, 2011, with comparative results for 2010, was the Company’s first IFRS condensed consolidated interim financial statements. Canadian GAAP differs from IFRS in some areas and accordingly, the significant accounting policies applied in the preparation of these condensed consolidated interim financial statements have been consistently applied to all periods presented except in instances where IFRS 1 either requires or permits an exemption. An explanation of how the transition from Canadian GAAP to IFRS has affected the reported consolidated statements of income, comprehensive income, financial position, and cash flows of the Company for the period ended June 30, 2010 is provided in note 12. This note includes information on the provisions of IFRS 1 and the exemptions that the Company elected to apply at the date of transition, January 1, 2010, and reconciliations of equity, net income and comprehensive income for the comparative periods ended June 30, 2010. For a summary of the impact of transition from Canadian GAAP to IFRS at the date of transition, January 1, 2010, as well as for the year ended December 31, 2010, refer to note 18 of the condensed consolidated interim financial statements for the first quarter of 2011 ended March 31, 2011.

These condensed consolidated interim financial statements include the Egypt methanol facility on a consolidated basis, with the other investors’ 40% share presented as non-controlling interest and our proportionate share of the Atlas methanol facility.

2.	Inventories:

Inventories are valued at the lower of cost, determined on a first-in first-out basis, and estimated net realizable value. The amount of inventories included in cost of sales and operating expenses and depreciation and amortization for the three and six month periods ended June 30, 2011 is $490 million (2010 — $380 million) and $997 million (2010 — $742 million), respectively.

3.	Property, plant and equipment:

	Buildings, Plant
	Installations & Machinery	Oil & Gas Properties	Other	Total

Cost at June 30, 2011	$3,184,346	$58,905	$82,595	$3,325,846
Accumulated depreciation at June 30, 2011	991,138	25,290	38,712	1,055,140

Net book value at June 30, 2011	$2,193,208	$33,615	$43,883	$2,270,706

Cost at December 31, 2010	$3,097,928	$54,049	$116,203	$3,268,180
Accumulated depreciation at December 31, 2010	929,079	20,092	60,433	1,009,604

Net book value at December 31, 2010	$2,168,849	$33,957	$55,770	$2,258,576

METHANEX CORPORATION 2011 SECOND QUARTER REPORT NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)	PAGE 21

4.	Interest in Atlas joint venture:

The Company has a 63.1% joint venture interest in Atlas Methanol Company (Atlas). Atlas owns a 1.7 million tonne per year methanol production facility in Trinidad. Included in the condensed consolidated interim financial statements are the following amounts representing the Company’s proportionate interest in Atlas:

	Jun 30	Dec 31
Consolidated Statements of Financial Position	2011	2010
Cash and cash equivalents	$25,953	$10,676
Other current assets	83,068	83,795
Property, plant and equipment	277,929	276,114
Other assets	14,757	12,548
Trade, other payables and accrued liabilities	33,171	23,934
Long-term debt, including current maturities (note 5)	71,743	79,577
Finance leases and other long-term liabilities, including current maturities	50,731	52,480
Deferred income tax liabilities	19,769	18,893

	Three Months Ended		Six Months Ended
	Jun 30	Jun 30	Jun 30	Jun 30
Consolidated Statements of Income (Loss)	2011	2010	2011	2010
Revenue	$63,177	$42,266	$134,755	$95,102
Expenses	(53,291)	(41,667)	(113,179)	(88,844)

Income before income taxes	9,886	599	21,576	6,258
Income tax expense	(1,759)	(673)	(3,532)	(1,825)

Net income	$8,127	$(74)	$18,044	$4,433

	Three Months Ended		Six Months Ended
	Jun 30	Jun 30	Jun 30	Jun 30
Consolidated Statements of Cash Flows	2011	2010	2011	2010
Cash flows from operating activities	$24,530	$17,225	$32,565	$30,612
Cash outflows from financing activities	(9,861)	(8,840)	(11,523)	(10,650)
Cash outflows from investing activities	(4,397)	(1,104)	(5,765)	(1,620)
5.	Long-term debt:

	Jun 30	Dec 31
	2011	2010
Unsecured notes
8.75% due August 15, 2012	$199,372	$199,112
6.00% due August 15, 2015	149,011	148,908

	348,383	348,020
Atlas limited recourse debt facilities	71,743	79,577
Egypt limited recourse debt facilities	485,219	499,706
Other limited recourse debt facilities	21,113	19,638

	926,458	946,941
Less current maturities	(50,099)	(49,965)

	$876,359	$896,976

METHANEX CORPORATION 2011 SECOND QUARTER REPORT NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)	PAGE 22

5.	Long-term debt (continued):

During the three and six month periods ended June 30, 2011, the Company made repayments on its Atlas limited recourse debt facilities of $8.0 million, and other limited recourse debt facilities of $0.6 million and $1.2 million, respectively. The Company also made repayments on its Egypt limited recourse debt facilities of $15.6 million during the six month period ended June 30, 2011.

The covenants governing the Company’s unsecured notes apply to the Company and its subsidiaries excluding the Atlas joint venture and Egypt entity (“limited recourse subsidiaries”) and include restrictions on liens and sale and lease-back transactions, or merger or consolidation with another corporation or sale of all or substantially all of the Company’s assets. The indenture also contains customary default provisions.

The Company has a $200 million unsecured revolving bank facility provided by highly rated financial institutions and this was extended in early July 2011 to May 2015. This facility contains covenant and default provisions in addition to those of the unsecured notes as described above. Significant covenants and default provisions under this facility include:

a) the obligation to maintain an EBITDA to interest coverage ratio of greater than 2:1 and a debt to capitalization ratio of less than or equal to 50%, calculated on a four quarter trailing average basis in accordance with definitions in the credit agreement which include adjustments related to the limited recourse subsidiaries,
b) a default if payment on any indebtedness of $10 million or more of the Company and its subsidiaries except for the limited recourse subsidiaries is accelerated by the creditor, and
c) a default if a default occurs on any other indebtedness of $50 million or more of the Company and its subsidiaries except for the limited recourse subsidiaries that permits the creditor to demand repayment.

The Atlas and Egypt limited recourse debt facilities are described as limited recourse as they are secured only by the assets of the Atlas joint venture and the Egypt entity, respectively. Accordingly, the lenders to the limited recourse debt facilities have no recourse to the Company or its other subsidiaries. The Atlas and Egypt limited recourse debt facilities have customary covenants and default provisions which apply only to these entities including restrictions on the incurrence of additional indebtedness and a requirement to fulfill certain conditions before the payment of cash or other distributions.

The Egypt limited recourse debt facilities require that certain conditions associated with plant construction and commissioning be met by September 30, 2011 (“project completion”). These conditions include a 90 day plant reliability test, which was successfully completed during July 2011, and finalization of certain land title registrations and related mortgages which have not yet been completed that require action by Egyptian governmental entities. Project completion must be achieved in order for the Egypt entity to make distributions to shareholders and failure to reach project completion by September 30, 2011 would result in an event of default. We believe finalization of these items is not material to the plant operations. We are seeking a waiver from the lenders in the event these items are not finalized before September 30, 2011. We cannot provide assurance that the land title registrations and related mortgages will be finalized and project completion achieved by September 30, 2011 or that we would be able to obtain a waiver from the lenders.

Failure to comply with any of the covenants or default provisions of the long-term debt facilities described above could result in a default under the applicable credit agreement which would allow the lenders to not fund future loan requests and to accelerate the due date of the principle and accrued interest.

At June 30, 2011, management believes the Company was in compliance with all of the covenants and default provisions referred to above.

METHANEX CORPORATION 2011 SECOND QUARTER REPORT NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)	PAGE 23

6.	Expenses by function:

	Three Months Ended		Six Months Ended
	Jun 30	Jun 30	Jun 30	Jun 30
	2011	2010	2011	2010
Cost of sales	$456,731	$353,170	$936,752	$690,836
Selling and distribution	78,811	64,251	153,847	130,834
Administrative expenses	9,078	4,809	25,661	21,419

Total expenses by function	$544,620	$422,230	$1,116,260	$843,089

Cost of sales and operating expenses	504,907	386,786	1,046,847	772,560
Depreciation and amortization	39,713	35,444	69,413	70,529

Total expenses per Consolidated Statements of Income	$544,620	$422,230	$1,116,260	$843,089

Included in total expenses for the three and six month periods ended June 30, 2011 are employee expenses of $31.4 million (2010 – $23.0 million) and $74.4 million (2010 — $62.2 million), respectively.
7.	Finance costs:

	Three Months Ended		Six Months Ended
	Jun 30	Jun 30	Jun 30	Jun 30
	2011	2010	2011	2010
Finance costs	$17,350	$17,056	$33,773	$34,215
Less: capitalized interest related to Egypt plant under construction	—	(9,492)	(7,230)	(18,599)

	$17,350	$7,564	$26,543	$15,616

Finance costs are primarily comprised of interest on borrowings and finance lease obligations, amortization of deferred financing fees, and accretion expense associated with site restoration costs. Interest during construction of the Egypt methanol facility was capitalized until the plant was substantially completed and ready for productive use in mid-March of 2011. The Company has interest rate swap contracts on its Egypt limited recourse debt facilities to swap the LIBOR-based interest payments for an average aggregated fixed rate of 4.8% plus a spread on approximately 75% of the Egypt limited recourse debt facilities for the period of September 28, 2007 to March 31, 2015. For the three and six month periods ended June 30, 2011 interest costs of nil (2010 — $9.5 million) and $7.2 million (2010 — $18.6 million), respectively, related to this project were capitalized.

METHANEX CORPORATION 2011 SECOND QUARTER REPORT NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)	PAGE 24

8.	Net income per common share:
A reconciliation of the weighted average number of common shares outstanding is as follows:

	Three Months Ended		Six Months Ended
	Jun 30	Jun 30	Jun 30	Jun 30
	2011	2010	2011	2010
Denominator for basic net income per common share	92,972,678	92,185,997	92,711,291	92,157,320
Effect of dilutive stock options	1,607,412	1,151,078	1,577,627	1,226,147

Denominator for diluted net income per common share [1]	94,580,090	93,337,075	94,288,918	93,383,467

[1]
All outstanding options are dilutive and have been included in the diluted weighted average number of common shares calculation for the three month and six month periods ended June 30, 2011. Outstanding tandem share appreciation rights (TSARs) may be settled in cash or common shares at the holder’s option and for purposes of calculating diluted net income per common share, the more dilutive of cash-settled and equity-settled is used. For 2010, TSARs that are accounted for as liability-based awards for accounting purposes have resulted in an adjustment to diluted net income per common share as if they would be equity-settled.

The average market value of the Company’s shares for purposes of calculating the dilutive effect of stock options was based on quoted market prices for the periods disclosed above.
9.	Share-based compensation:
a)	Stock options:
(i)	Outstanding stock options:
Common shares reserved for outstanding stock options at June 30, 2011:

	Options Denominated in CAD		Options Denominated in USD
	Number of Stock	Weighted Average	Number of Stock	Weighted Average
	Options	Exercise Price	Options	Exercise Price
Outstanding at December 31, 2010	2,250	$9.56	4,574,257	$18.95
Granted	—	—	67,800	28.74
Exercised	(2,250)	9.56	(104,253)	15.68
Cancelled	—	—	(6,470)	13.40

Outstanding at March 31, 2011	—	$—	4,531,334	$19.18
Granted	—	—	—	—
Exercised	—	—	(427,815)	20.03
Cancelled	—	—	—	—

Outstanding at June 30, 2011	—	$—	4,103,519	$19.09

METHANEX CORPORATION 2011 SECOND QUARTER REPORT NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)	PAGE 25

9.	Share-based compensation (continued):
a)	Stock options (continued):
(i)	Outstanding stock options (continued):
Information regarding the stock options outstanding at June 30, 2011 is as follows:

	Options Outstanding at			Options Exercisable at
	June 30, 2011			June 30, 2011
	Weighted
	Average
	Remaining	Number of Stock	Weighted	Number of Stock	Weighted
	Contractual Life	Options	Average Exercise	Options	Average
Range of Exercise Prices	(Years)	Outstanding	Price	Exercisable	Exercise Price
Options denominated in USD
$6.33 to 11.56	4.4	1,254,625	$6.55	818,220	$6.67
$17.85 to 22.52	1.6	975,100	20.43	975,100	20.43
$23.92 to 28.74	3.4	1,873,794	26.79	1,743,161	26.77

	3.3	4,103,519	$19.09	3,536,481	$20.37

(ii)	Compensation expense related to stock options:

For the three and six month periods ended June 30, 2011, compensation expense related to stock options included in cost of sales and operating expenses was $0.2 million (2010 – $0.3 million) and $0.5 million (2010 — $0.9 million), respectively. The fair value of the stock option grant was estimated on the date of grant using the Black-Scholes option pricing model.

b)	Share appreciation rights and tandem share appreciation rights:

During 2010, the Company’s stock option plan was amended to include tandem share appreciation rights (TSARs) and a new plan was introduced for share appreciation rights (SARs). A SAR gives the holder a right to receive a cash payment equal to the amount the market price of the Company’s common shares exceeds the exercise price. A TSAR gives the holder the choice between exercising a regular stock option or surrendering the option for a cash payment equal to the amount the market price of the Company’s common shares exceeds the exercise price. All SARs and TSARs granted have a maximum term of seven years with one-third vesting each year after the date of grant.

(i)	Outstanding SARs and TSARs:
SARs and TSARs outstanding at June 30, 2011:

	SARs		TSARs
	Number of Units	Exercise Price USD	Number of Units	Exercise Price USD
Outstanding at December 31, 2010	388,965	$25.22	735,505	$25.19
Granted	260,010	28.74	492,100	28.74
Exercised	(8,730)	25.22	(5,750)	25.22
Cancelled	(6,000)	25.22	—	—

Outstanding at March 31, 2011	634,245	$26.66	1,221,855	$26.64
Granted	4,200	31.74	6,090	31.88
Exercised	(2,700)	25.22	(2,050)	25.22
Cancelled	—	—	—	—

Outstanding at June 30, 2011[1]	635,745	$26.70	1,225,895	$26.65

[1]	At June 30, 2011, 353,593 SARs and TSARs were exercisable. The Company has common shares reserved for outstanding TSARs.

METHANEX CORPORATION 2011 SECOND QUARTER REPORT NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)	PAGE 26

9.	Share-based compensation (continued):
b)	Share appreciation rights and tandem share appreciation rights (continued):
(ii)	Compensation expense related to SARs and TSARs:

Compensation expense for SARs and TSARs is initially measured based on their fair value and is recognized over the related service period. Changes in fair value each period are recognized in earnings for the proportion of the service that has been rendered at each reporting date. The fair value at June 30, 2011 was $16.0 million compared with the recorded liability of $12.5 million. The difference between the fair value and the recorded liability of $3.5 million will be recognized over the weighted average remaining service period of approximately 2 years. The weighted average fair value of the vested SARs and TSARs was estimated at June 30, 2011 using the Black-Scholes option pricing model.

For the three and six month periods ended June 30, 2011, compensation expense related to SARs and TSARs included a recovery in cost of sales and operating expenses of $1.1 million (2010 — recovery of $1.0 million) and an expense of $3.9 million (2010 — $2.2 million), respectively.

c)	Deferred, restricted and performance share units:
Deferred, restricted and performance share units outstanding at June 30, 2011 are as follows:

	Number of	Number of	Number of
	Deferred	Restricted	Performance
	Share Units	Share Units	Share Units
Outstanding at December 31, 2010	557,187	46,604	1,169,617
Granted	22,781	17,100	281,470
Granted in-lieu of dividends	2,900	334	5,786
Redeemed	—	—	(343,931)
Cancelled	—	—	(2,664)

Outstanding at March 31, 2011	582,868	64,038	1,110,278
Granted	506	—	—
Granted in-lieu of dividends	3,157	364	6,243
Redeemed	—	—	—
Cancelled	—	—	(12,021)

Outstanding at June 30, 2011	586,531	64,402	1,104,500

Compensation expense for deferred, restricted and performance share units is measured at fair value based on the market value of the Company’s common shares and is recognized over the related service period. Changes in fair value are recognized in earnings for the proportion of the service that has been rendered at each reporting date. The fair value of deferred, restricted and performance share units at June 30, 2011 was $56.5 million compared with the recorded liability of $47.0 million. The difference between the fair value and the recorded liability of $9.5 million will be recognized over the weighted average remaining service period of approximately 2 years.

For the three and six month periods ended June 30, 2011, compensation expense related to deferred, restricted and performance share units included in cost of sales and operating expenses was $2.6 million (2010 — recovery of $3.7 million) and $7.4 million (2010 — $6.0 million), respectively. This included an expense of $1.1 million (2010 — recovery of $5.0 million) and $1.7 million (2010 — $0.1 million) related to the effect of the change in the Company’s share price for the three and six month periods ended June 30, 2011 respectively.

METHANEX CORPORATION 2011 SECOND QUARTER REPORT
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)	PAGE 27

10.	Changes in non-cash working capital:
Changes in non-cash working capital for the three and six month periods ended June 30, 2011 were as follows:

	Three Months Ended		Six Months Ended
	Jun 30	Jun 30	Jun 30	Jun 30
	2011	2010	2011	2010
Decrease (increase) in non-cash working capital:
Trade and other receivables	$(6,418)	$(632)	$(31,417)	$(14,560)
Inventories	(26,516)	2,712	(7,093)	4,788
Prepaid expenses	(3,413)	2,639	(4,403)	6,040
Trade, other payables and accrued liabilities	4,322	(7,480)	50,923	(23,444)

	(32,025)	(2,761)	8,010	(27,176)

Adjustments for items not having a cash effect and working capital changes relating to taxes and interest paid	6,228	(8,192)	12,178	(7,522)

Changes in non-cash working capital having a cash effect	$(25,797)	$(10,953)	$20,188	$(34,698)

These changes relate to the following activities:
Operating	$(22,227)	$(13,459)	$22,259	$(35,636)
Investing	(3,570)	2,506	(2,071)	938

Changes in non-cash working capital	$(25,797)	$(10,953)	$20,188	$(34,698)

11.	Financial instruments:
The following table provides the carrying value of each category of financial assets and liabilities and the related balance sheet item:

	Jun 30	Dec 31
	2011	2010
Financial assets:
Financial asset at fair value through profit and loss (held for trading):
Cash and cash equivalents[1]	$245,624	$193,794
Project financing reserve accounts included in other assets[1]	14,757	12,548

Loans and receivables:
Trade and other receivables, excluding current portion of GeoPark financing	349,087	316,070
GeoPark financing, including current portion	18,317	25,868

Total financial assets[2]	$627,785	$548,280

Financial liabilities:
Other financial liabilities:
Trade, other payables and accrued liabilities	$309,962	$259,039
Long-term debt, including current portion	926,458	946,941

Financial liabilities held for trading:
Derivative instruments designated as cash flow hedges[1]	44,427	43,488

Total financial liabilities	$1,280,847	$1,249,468

[1]
Cash and cash equivalents and project financing reserve accounts are measured at fair value based on quoted prices in active markets for identical assets. The euro hedges and the Egypt interest rate swaps designated as cash flow hedges are measured at fair value based on industry accepted valuation models and inputs obtained from active markets.

[2]	The carrying amount of the financial assets represents the maximum exposure to credit risk at the respective reporting periods.

METHANEX CORPORATION 2011 SECOND QUARTER REPORT
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)	PAGE 28

11.	Financial Instruments (continued):

At June 30, 2011, all of the Company’s financial instruments are recorded on the balance sheet at amortized cost with the exception of cash and cash equivalents, derivative financial instruments and project financing reserve accounts included in other assets which are recorded at fair value.

The Egypt limited recourse debt facilities bear interest at LIBOR plus a spread. The Company has interest rate swap contracts to swap the LIBOR-based interest payments for an average aggregated fixed rate of 4.8% plus a spread on approximately 75% of the Egypt limited recourse debt facilities for the period September 28, 2007 to March 31, 2015. The Company has designated these interest rate swaps as cash flow hedges.

These interest rate swaps had outstanding notional amounts of $357 million as at June 30, 2011. The notional amounts decrease over the expected repayment period. At June 30, 2011, these interest rate swap contracts had a negative fair value of $43.0 million (2010 — $43.5 million) recorded in other long-term liabilities. The fair value of these interest rate swap contracts will fluctuate until maturity. The Company also designates as cash flow hedges forward exchange contracts to sell euro at a fixed USD exchange rate. At June 30, 2011, the Company had outstanding forward exchange contracts designated as cash flow hedges to sell a notional amount of 41.3 million euro in exchange for US dollars and these euro contracts have a negative fair value of $1.4 million. Changes in fair value of derivative financial instruments designated as cash flow hedges have been recorded in other comprehensive income.

12.	Transition to International Financial Reporting Standards:

For a description of the significant IFRS accounting policies, refer to note 2 of the condensed consolidated interim financial statements for the first quarter ended March 31, 2011. Those IFRS accounting policies have been applied in preparing the condensed consolidated interim financial statements for the period ended June 30, 2011, the comparative information presented in these interim financial statements for the three and six month periods ended June 30, 2010 and the year ended December 31, 2010 and in the preparation of an opening IFRS statement of financial position at January 1, 2010, the Company’s date of transition. An explanation of the IFRS 1 exemptions and the required reconciliations between IFRS and Canadian GAAP are described below:

IFRS 1 First-Time Adoption of International Financial Reporting Standards

In preparing these condensed consolidated interim financial statements, the Company has applied IFRS 1, First-time Adoption of International Financial Reporting Standards, which provides guidance for an entity’s initial adoption of IFRS. IFRS 1 gives entities adopting IFRS for the first time a number of optional and mandatory exceptions, in certain areas, to the general requirement for full retrospective application of IFRS. The following are the optional exemptions available under IFRS 1 that the Company has elected to apply:

Business combinations

The Company has elected to apply IFRS 3, Business Combinations, prospectively to business combinations that occur after the date of transition. The Company has elected this exemption under IFRS 1, which removes the requirement to retrospectively restate all business combinations prior to the date of transition to IFRS.

Employee benefits

The Company has elected to recognize all cumulative actuarial gains and losses on defined benefit pension plans existing at the date of transition immediately into retained earnings, rather than continuing to defer and amortize into the results of operations. Refer to note 18 (b) of the March 31, 2011 condensed consolidated interim financial statements for the impact on transition to IFRS.

Fair value or revaluation as deemed cost

The Company has used the amount determined under a previous GAAP revaluation as the deemed cost for certain assets. The Company elected the exemption for certain assets which were written down under Canadian GAAP, as the revaluation was broadly comparable to fair value under IFRS. The carrying value of those assets on transition to IFRS is therefore, consistent with the Canadian GAAP carrying value on the transition date.

Share-based payments

The Company elected to not apply IFRS 2, Share-based Payments, to equity instruments granted before November 7, 2002 and those granted but fully vested before the date of transition to IFRS. As a result, the Company has applied IFRS 2 for stock options granted after November 7, 2002 that were not fully vested at January 1, 2010.

METHANEX CORPORATION 2011 SECOND QUARTER REPORT
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)	PAGE 29

12.	Transition to International Financial Reporting Standards (continued):

Site restoration costs

The Company has elected to apply the IFRS 1 exemption whereby it has measured the site restoration costs at January 1, 2010 in accordance with the requirements in IAS 37, Provisions, by estimating the amount that would have been in property, plant and equipment when the liabilities first arose, and discounted the transition date liability to that date using the best estimate of the historical risk-free discount rate.

Oil and Gas Properties
The Company has elected to carry forward the Canadian GAAP full cost method of accounting oil and gas asset carrying value as of January 1, 2010 as the balance on transition to IFRS.
Reconciliations between IFRS and Canadian GAAP

IFRS 1 requires an entity to reconcile equity, comprehensive income and cash flows for comparative periods. The Company’s adoption of IFRS did not have a significant impact on total operating, investing or financing cash flows in the prior periods. However, it did result in some presentation changes. Under Canadian GAAP, interest paid included in profit and loss was classified as operating activities and capitalized interest was classified as investing activities. Under IFRS, interest paid, including capitalized interest, is classified as financing activities. There were no other significant adjustments to the statement of cash flows. In preparing these condensed consolidated interim financial statements, the Company has adjusted amounts reported previously in financial statements prepared in accordance with Canadian GAAP. An explanation of how the transition from Canadian GAAP to IFRS has affected the Company’s statements of financial position, income, and comprehensive income is provided below:

Reconciliation of Assets, Liabilities and Equity

The below table provides a summary of the adjustments to the Company’s statement of financial position at June 30, 2010. For a summary of the adjustments to the Company’s statement of financial position at January 1, 2010 and December 31, 2010, refer to note 18 of the condensed consolidated interim financial statements for the first quarter ended March 31, 2011.

METHANEX CORPORATION 2011 SECOND QUARTER REPORT
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)	PAGE 30

12.	Transition to International Financial Reporting Standards (continued):

Jun 30
2010
Total assets per Canadian GAAP	$2,951,203
Leases (a)	58,491
Employee benefits (b)	(10,162)
Site restoration costs (c)	1,259
Borrowing costs (d)	15,774
Investment in associates (i)	1,659

Total assets per IFRS	$3,018,224

Total liabilities per Canadian GAAP	$1,711,759
Leases (a)	71,502
Employee benefits (b)	5,312
Site restoration costs (c)	4,888
Borrowing costs (d)	6,309
Uncertain tax positions (e)	5,551
Share-based payments (f)	2,613
Deferred tax impact and other adjustments (g)	(8,998)
Reclassification of non-controlling interests (h)	(143,027)

Total liabilities per IFRS	$1,655,909

Total equity per Canadian GAAP	$1,239,444
Leases (a)	(13,011)
Employee benefits (b)	(15,473)
Site restoration costs (c)	(3,629)
Borrowing costs (d)	9,464
Uncertain tax positions (e)	(5,551)
Share-based payments (f)	(2,613)
Deferred tax impact and other adjustments (g)	8,998
Reclassification of non-controlling interests (h)	143,027
Investment in associates (i)	1,659

Total equity per IFRS	$1,362,315

Total liabilities and equity per IFRS	$3,018,224

METHANEX CORPORATION 2011 SECOND QUARTER REPORT
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)	PAGE 31

12.	Transition to International Financial Reporting Standards (continued):
Reconciliation of Net Income

The below table provides a summary of the adjustments to net income for the three and six month periods ended June 30, 2010. For a summary of the adjustments to net income for the year ended December 31, 2010, refer to note 18 of the condensed consolidated interim financial statements for the first quarter of 2011 ended March 31, 2011.

	Three months ended	Six months ended
	Jun 30 2010	Jun 30 2010
Net income per Canadian GAAP	$11,735	$41,056
Leases (a)	252	134
Employee benefits (b)	421	1,176
Site restoration costs (c)	10	(15)
Uncertain tax positions (e)	(120)	(186)
Share based payments (f)	1,431	(1,984)
Deferred tax impact and other adjustments (g)	304	136
Investment in associates (i)	771	1,532

Total adjustments	3,069	793

Net income per IFRS attributable to Methanex Corporation shareholders	$14,804	$41,849
Net loss per IFRS attributable to non-controlling interests	(565)	(1,390)

Total net income	$14,239	$40,459

Reconciliation of Comprehensive Income

The below table provides a summary of the adjustments to comprehensive income for the three and six month periods ended June 30, 2010. For a summary of the adjustments to comprehensive income for the year ended December 31, 2010, refer to note 18 of the condensed consolidated interim financial statements for the first quarter of 2011 ended March 31, 2011.

	Three months ended	Six months ended
	Jun 30 2010	Jun 30 2010
Comprehensive income per Canadian GAAP	$4,523	$29,793
IFRS/CDN GAAP differences to net income (see table above)	3,069	793
Borrowing costs transferred to property, plant and equipment (d)	—	4,503

Comprehensive income per IFRS attributable to Methanex Corporation shareholders	$7,592	$35,089
Comprehensive loss per IFRS attributable to non-controlling interests	(5,203)	(5,895)

Total comprehensive income	$2,389	$29,194

METHANEX CORPORATION 2011 SECOND QUARTER REPORT
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)	PAGE 32

12.	Transition to International Financial Reporting Standards (continued):
The items noted above in the reconciliations of the statement of financial position, income and comprehensive income from Canadian GAAP to IFRS are described below:
a)	Leases:

Canadian GAAP requires an arrangement that at its inception can be fulfilled only through the use of a specific asset or assets, and which conveys a right to use that asset, may be a lease or contain a lease, and therefore should be accounted for as a lease, regardless of whether it takes the legal form of a lease, and therefore should be recorded as an asset with a corresponding liability. However, Canadian GAAP has grandfathering provisions that exempts contracts entered into before 2004 from these requirements.

IFRS has similar accounting requirements as Canadian GAAP for lease-like arrangements, with IFRS requiring full retrospective application. The Company has long-term oxygen supply contracts for its Atlas and Titan methanol plants in Trinidad, executed prior to 2004, which are regarded as finance leases under these standards. Accordingly, the oxygen supply contracts are required to be accounted for as finance leases from original inception of the lease. The Company measured the value of these finance leases and applied finance lease accounting retrospectively from inception to determine the IFRS impact. As at June 30, 2010 this results in an increase to property, plant and equipment of $58.5 million and other long-term liabilities of $71.5 million with a corresponding decrease to retained earnings of $13.0 million.

In comparison to Canadian GAAP, for the three and six month periods ended June 30, 2010, this accounting treatment resulted in lower cost of sales and operating costs, higher finance costs and higher depreciation and amortization charges, with no significant impact to net earnings.

b)	Employee benefits:

The Company elected the IFRS 1 exemption to recognize all cumulative actuarial gains and losses on defined benefit pension plans existing at the date of transition immediately in retained earnings. As at June 30, 2010 this results in a decrease to retained earnings of $15.5 million, a decrease to other assets of $10.2 million and an increase to other long-term liabilities of $5.3 million.

In comparison to Canadian GAAP for the three and six month periods ended June 30, 2010, net earnings increased by approximately $0.4 million and $1.2 million, respectively as a result of lower pension expense due to immediate recognition to retained earnings of these actuarial losses on transition to IFRS.

c)	Site restoration costs:

Under IFRS, the Company recognizes a liability to dismantle and remove assets or to restore a site upon which the assets are located. The Company is required to determine a best estimate of site restoration costs for all sites whereas under Canadian GAAP site restoration costs were not recognized with respect to assets with indefinite or indeterminate lives. In addition, under IFRS a change in market-based discount rate will result in a change in the measurement of the provision. As at June 30, 2010, adjustments to the financial statements to recognize site restorations costs are recognized as an increase to other long-term liabilities of approximately $4.9 million and an increase to property, plant and equipment of approximately $1.3 million, with the balancing amount recorded as a decrease to retained earnings to reflect the depreciation expense and interest accretion since the date the liabilities first arose. In comparison to Canadian GAAP for the three and six month periods ended June 30, 2010, there was no significant impact to net earnings.

d)	Borrowing costs:

IAS 23 prescribes the accounting treatment and eligibility of borrowing costs. The Company has entered into interest rate swap contracts to hedge the variability in LIBOR-based interest payments on its Egypt limited recourse debt facilities. Under Canadian GAAP, cash settlements for these swaps during construction are recorded in accumulated other comprehensive income for the Company’s 60% portion and 40% is recorded in non-controlling interest. Under IFRS, the cash settlements during construction are recorded to property, plant and equipment. Accordingly, there is an increase to property, plant and equipment of approximately $15.8 million at June 30, 2010. The increase to property, plant and equipment is offset by an increase to accumulated other comprehensive income of approximately $9.5 and an increase in non-controlling interest of approximately $6.3 at June 30, 2010, with no impact on net earnings.

METHANEX CORPORATION 2011 SECOND QUARTER REPORT
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)	PAGE 33

12.	Transition to International Financial Reporting Standards (continued):
e)	Uncertain tax positions:

IAS 12 prescribes recognition and measurement criteria of a tax position taken or expected to be taken in a tax return. As at June 30, 2010, this resulted in an increase to income tax liabilities and a decrease to retained earnings of approximately $5.6 million in comparison to Canadian GAAP. For the three and six month periods ended June 30, 2010 this has resulted in a decrease in net earnings of $0.1 million and $0.2 million, respectively with a corresponding increase to income tax liabilities.

f)	Share-based payments:
During 2010, the Company made its first grant of SARs and TSARs in connection with the employee long-term incentive compensation plan.

Under Canadian GAAP, both SARs and TSARs are accounted for using the intrinsic value method. The intrinsic value related to SARs and TSARs is measured by the amount the market price of the Company’s common shares exceeds the exercise price of a unit. Changes in intrinsic value each period are recognized in earnings for the proportion of the service that has been rendered at each reporting date. Under IFRS, SARs and TSARs are required to be accounted for using a fair value method. The fair value related to SARs and TSARs is estimated using an option pricing model. Changes in fair value estimated using an option pricing model each period are recognized in earnings for the proportion of the service that has been rendered at each reporting date.

The fair value estimated using an option pricing model will be higher than the intrinsic value due to the time value included in the estimated fair value. Accordingly, it is expected that the difference between the accounting expense under IFRS compared with Canadian GAAP would be higher in the beginning life of a SAR or TSAR with this difference narrowing as time passes and with total accounting expense ultimately being the same on the date of exercise.

The difference in fair value method under IFRS compared with the intrinsic value method under Canadian GAAP, has resulted in an increase to net earnings of approximately $1.4 million and a decrease to net earnings of $1.9 million for the three and six month periods ended June 30, 2010, respectively. The difference in fair value method under IFRS compared with the intrinsic value method under Canadian GAAP resulted in an increase to other long-term liabilities of approximately $2.6 million and corresponding decrease to shareholders’ equity as at June 30, 2010.

g)	Deferred tax impact and other adjustments:

This adjustment primarily represents the income tax effect of the adjustments related to accounting differences between Canadian GAAP and IFRS. As at June 30, 2010, this has resulted in a decrease to deferred tax liabilities and increase to retained earnings of approximately $9.0 million, with no significant impact to net earnings.

h)	Reclassification of non-controlling interests from liabilities:

The Company has a 60% interest in EMethanex, the Egyptian company through which it has developed the Egyptian methanol project. The Company accounts for this investment using consolidation accounting which results in 100% of the assets and liabilities of EMethanex being included in the financial statements. The other investors’ interest in the project is presented as “non-controlling interests”. Under Canadian GAAP, the non-controlling interests is classified as a liability whereas under IFRS the non-controlling interests is classified as equity, but presented separately from the parent’s shareholder equity. This reclassification results in a decrease to liabilities and an increase in equity of approximately $143.0 million as at June 30, 2010.

i)	Investment in associates:

In 2010, the Company had a 20% equity interest in a DME production facility in China. The Company also had a methanol sales agreement to supply methanol to this facility and these adjustments represent the difference between Canadian GAAP and IFRS in the timing of recognition of earnings associated with methanol sales to the equity investment.

METHANEX CORPORATION 2011 SECOND QUARTER REPORT
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)	PAGE 34

Methanex Corporation
Quarterly History (unaudited)

	YTD
	2011	Q2 2011	Q1 2011	2010 [3]	Q4	Q3	Q2	Q1	2009 [3]	Q4	Q3	Q2	Q1
METHANOL SALES VOLUMES
(thousands of tonnes)
Company produced	1,818	970	848	3,540	831	885	900	924	3,764	880	943	941	1,000
Purchased methanol	1,499	664	835	2,880	806	792	678	604	1,546	467	480	329	270
Commission sales [1]	403	231	172	509	151	101	107	150	638	152	194	161	131

	3,720	1,865	1,855	6,929	1,788	1,778	1,685	1,678	5,948	1,499	1,617	1,431	1,401

METHANOL PRODUCTION
(thousands of tonnes)

Chile	325	142	183	935	208	194	229	304	942	265	197	252	228
Titan, Trinidad	307	186	121	891	233	217	224	217	764	188	188	165	223
Atlas, Trinidad (63.1%)	526	263	263	884	266	284	96	238	1,015	279	257	275	204
New Zealand	410	207	203	830	206	200	216	208	822	223	202	203	194
Medicine Hat	74	74	—	—	—	—	—	—	—	—	—	—	—
Egypt (60%)	209	178	31	—	—	—	—	—	—	—	—	—	—

	1,851	1,050	801	3,540	913	895	765	967	3,543	955	844	895	849

AVERAGE REALIZED METHANOL PRICE [2]
($/tonne)	365	363	367	306	348	286	284	305	225	282	222	192	199
($/gallon)	1.10	1.09	1.10	0.92	1.05	0.86	0.85	0.92	0.68	0.85	0.67	0.58	0.60

PER SHARE INFORMATION [4] ($ per share)
Basic net income (loss)	0.81	0.44	0.37	1.05	0.29	0.31	0.16	0.29	0.01	0.28	(0.01)	(0.06)	(0.20)
Diluted net income (loss)	0.80	0.43	0.37	1.04	0.29	0.31	0.15	0.29	0.01	0.28	(0.01)	(0.06)	(0.20)

[1]	Commission sales represent volumes marketed on a commission basis related to the 36.9% of the Atlas methanol facility and 40% of the Egypt methanol facility that we do not own.

[2]
Average realized price is calculated as revenue, excluding commissions earned and the Egypt non-controlling interest share of revenue, divided by the total sales volumes of produced and purchased methanol.

[3]
The 2010 figures and related quarterly information are reported in accordance with IFRS as the company’s date of transition from Canadian GAAP to IFRS was January 1, 2010. These figures have not been previously disclosed. The 2009 figures and related quarterly data are reported in accordance with Canadian GAAP, and have not been restated in accordance with IFRS.

[4]	Per share information calculated using net income attributable to Methanex shareholders.

METHANEX CORPORATION 2011 SECOND QUARTER REPORT
QUARTERLY HISTORY	PAGE 35

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: July 27, 2011	By:	/s/ RANDY MILNER
		Name:	Randy Milner
		Title:	Senior Vice President, General Counsel & Corporate Secretary